Mail Stop 6010

									June 28, 2005


Ivar S. Chhina
President and Chief Executive Officer
Interdent Service Corporation
222 N. Sepulveda Blvd. - Suite 740
El Segundo, CA  90245


Re:  	Interdent Service Corporation
Amendment No. 1 to Form S-4 Registration Statement
	File No. 333-124080


Dear Mr. Chhina:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 3. Please file the letter containing the representations required by the Morgan Stanley no-action letter via EDGAR.

Recent Developments - page 6

2. The first sentence on this page is confusing. Please clarify the relationships involved.




Risk Factors - page 19

Our debt instruments contain various covenants that limit our ability to operate our business. This may harm our future operating results and reduce the funds we have available to pay principal and interest on the notes. - page 24

3. Please revise the last paragraph of the risk factor to indicate whether you are currently in compliance with the EBITDA requirement.

The terms of our management services agreements with dental practices may result in losses that cannot be recovered..., page 26

4. Your response to comment 62 states that you have disclosed the amount of unpaid fees in 2004. We were unable to locate this disclosure. Please tell us where this information is disclosed.

Our revenue may be adversely affected by third party payor cost containment efforts and capitation arrangements, thereby reducing the
cash we have available to pay interest and principal on the notes.
-
page 26

5. We note your responses to comments 63 and 100. It appears from these responses that you are unable to determine the percentage of your revenues that come from insurance arrangements, other third party payors and individuals. Plese revise to disclose that you are unable to determine the extent to which you rely on third party payors.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 47

Components of Revenue and Expenses, page 48

6. Refer to your response to comment 83. Please explain to us and disclose how you are able to effectively monitor and manage the capitated arrangements, including the potential for loss contracts, without identifying the costs related to those agreements.

Critical Accounting Policies and Estimates, page 50

Net patient revenues, page 50

7. Refer to your response to comment 84. Please provide the information requested in this comment related to your analysis of the fee schedule adjustment allowance that you make each period to compensate for the fact that the fee schedules may not be up to date as discussed on page 32. Also clarify, if true, in your accounting policy described in the notes to the financial statements on page F-
14 that these adjustments are what you reference when you say that you record revenues "net of contractual adjustments."

Valuation of accounts receivable, page 50

8. Refer to your responses to comments 85 and 94. In addition to your revised disclosures please provide the following previously requested information:

* for each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004 this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.

* Disclose the day`s sales outstanding for each period presented. Disclose the reasons for significant changes in this metric from the prior period. Also disclose management`s target for this metric along with a discussion of the reasons why the actual amounts may vary from this target.

9. Please include Schedule II, "Valuation and qualifying accounts" in your next amendment as required by Rule 5-04 of Regulation S-X.

Results of Operations, page 52

Comparison of Reorganized Company for the First Quarter of 2005 to First Quarter 2004, page 53

Revenue, page 53

10. Please explain to us and clarify in your disclosure what you mean when you refer to pro forma information in this discussion. Further include a better discussion of what actually resulted in the increase in revenues between the two periods including a quantification of the revenues generated by new offices.




EBITDA and Adjusted EBITDA Analysis, page 60

11. Refer to your response to comment 90. In addition you continually refer to the use of EBITDA as a performance measure. Many of the uses that you sight in the reasons to include this measure appear to indicate that it is more of a liquidity measure. We do not feel that you have adequately justified this use under the requirements of Question 15 of our "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" on our website www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm issued on June 13,
2003 to use this as a performance measure. We fail to see how the adjustments made to arrive at EBITDA are not recurring in nature, so they fail to meet the requirements for exclusion under the guidance in Question 8. As such please revise the document to not include this as a performance measure.

12. The financial measure called "adjusted EBITDA" excludes "earning or charges that we consider not to be indicative of our ongoing operations." Some of the excluded items such as the management retention payments, expenses related to office closures, executive severance expenses and impairment charges on long lived assets appear to be recurring expenses. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the effect of smoothing earnings is appropriate. We note that excluding the effect of the above expenses has the following attribute: there is a past pattern of similar transactions occurring in most reporting periods such as restructuring charges, restructuring financial advisor fees and transaction bonuses. Expenses related to office closures and impairment charges are part of the adjusted EBITDA for most periods presented in the reconciliation. Please refer specifically question
8 in the above referenced FAQ. As it appears that you have not adequately disclosed the usefulness of this measure, please remove all references to this measure in your amended filing.

Financial Statements - December 31, 2004 - InterDent, Inc.

Consolidated Statements of Operations, page F-5

13. We agree with your analysis that loss (gain) on extinguishment of debt is appropriately not classified as an extraordinary item in accordance with SFAS 145. Your explanation does not support the classification of the amount within operations as it appears that this activity would be more appropriately reflected as non-operating.
Please explain to us why you feel your classification of these amounts as operating is appropriate. Also revise your statement of operations to provide a cost of services provided line item.
Refer
to Items 503(b)(3) and (7) of Regulation S-X.

3.  Summary of Significant Accounting Policies, page F-13

Net revenues, page F-14

14. Refer to your response to comment 111. We are still unable to see how both of the policies described conform to GAAP. Please provide to us your analysis with references to the applicable guidance that supports the appropriateness in GAAP of both methodologies. Further explain to us how the timing difference described in your response would not affect your balances at each period end.

10.  Shareholder`s Equity, page F-27

Common Stock, page F-28

15. We note your responses provided to comments 117 and 118.  In your
response you make the assertion that the shares and warrants were not
issued "in exchange for any value received by the company," and in the last bullet on page 6 you state that these shares and warrants
were issued "as consideration for the merger."   We are also
unclear
what you mean when you refer to this transaction as a "recapitalization." Please clarify for us and in your disclosure the purpose of this issuance of common stock. The stock and warrants had fair values at the time of issuance, and to ignore those fair values appears to ignore an event with accounting consequences.

Exhibit 12.1

16. Please revise this exhibit to include the calculation for all periods presented.


*	*	*	*	*




 	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Ibolya Ignat at 202-551-3656 or James Atkinson at 202-551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609, Suzanne Hayes at 202-551-3675 or me at 202-
551-3710 with any other questions.


								Regards,



								Jeffrey P. Riedler
								Assistant Director





Cc:	Hillel T. Cohn, Esq.
	Morrison & Foerster
	555 West Fifth Street - Suite 3500
	Los Angeles, CA  90013-1024
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Ivar S. Chhina
Interdent Service Corporation
June 28, 2005
Page 6